Perfekto LLC

US GAAP Prepared Financial Statements

For period July 13, 2021, through December 31, 2021

Table of Contents

Perfekto LLC
Statement of Income and Expense
July 13, 2021 Through December 31, 2021

Revenue		
Sales		37,358.43
Less Discounts		-753.73
Total Revenue	$	**36,604.70**
Cost of Goods Sold		
Cost of Goods Sold		39,834.05
Total Cost of Goods Sold	$	**39,834.05**
Gross Profit	$	**(3,229.35)**
Expenses		
General Expenses		74,221.00
Selling Expenses		56.10
Administrative Expenses		44,343.18
Taxes and Fees		122.15
Total Expenses	$	**118,742.43**
Net Ordinary Income	$	**(121,971.78)**
Other Income		1,996.79
Net Income	$	**(119,974.98)**

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

Perfekto LLC
Consolidated Balance Sheet
As of December 31, 2021

Assets		
Current Assets		
Cash on hand	$	8,934.15
Accounts Receivable	$	107.10
Safety Deposits	$	1,020.00
Tax Credits	$	3,487.13
Total Current Assets	$	13,548.38
Long Term Assets		
Machinery	$	228.18
Equipment	$	11,589.31
Furniture	$	336.20
Laptops	$	4,428.20
Net Long Term Assets	$	16,581.90
Less: Accumulated Depreciation	$	(1,823.01)
Total Long Term Assets	$	14,758.89
Total Assets	$	28,307.27

Liabilities		
Current Liabilities		
Credit Card Debt	$	1,884.17
Accounts Payable	$	35,699.59
Total Current Liabilities	$	37,583.76
Long Term Liabilities		
Taxes Payable	$	5,828.64
Notes Payable	$	104,359.85
Total Long Term Liabilities	$	110,188.49
Total Liabilities	$	147,772.25

Equity		
Owner Investment	$	510.00
Net Income	$	(119,974.98)
Total Equity	$	(119,464.98)
Total Liabilities & Equity	$	28,307.27

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

Perfekto LLC
Statement of Cash Flows
July 13, 2021 Through December 31, 2021

Cashflow from Operations		
Net Income (Loss)	$	(119,974.98)
Plus: Depreciation & Amortization	$	1,823.01
Less: Changes in Working Capital	$	-
Total Cashflows from Operations	$	(118,151.98)

Cashflows from Investing		
Increase (Decrease) in Investments	$	510.00
Decrease from Distributions	$	-
Increase in Assets	$	(21,196.13)
Total Cashflows from Investing	$	(20,686.13)

Cashflows from Financing		
Increase (Decrease) in Financing	$	147,772.25
Issuance of Debt	$	-
Issuance of Equity	$	-
Total Cashflows from Financing	$	147,772.25

Beginning Cash Balance	$	-
Change in Cashflows	$	8,934.15
Year Cashflows	$	8,934.15
Cashflow as of Report Date	$	8,934.15

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

Perfekto LLC
Statement of Owners Equity
July 13, 2021 Through December 31, 2021

Opening Balance Equity	$	-
Add		
Net Income (Loss)	$	(119,974.98)
Stocks Issued	$	-
Owners Investment	$	510.00
Stock Based Compensation	$	-
Subtotal	**$**	**(119,464.98)**
Deduct		
Owners Pay & Personal	$	-
Retained Earnings	$	-
Owner Distributions	$	-
Subtotal	**$**	**-**
Equity at End of Period	**$**	**(119,464.98)**

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

NOTE I – ORGANIZATION AND NATURE OF THE BUSINESS

Perfekto LLC (the "Company"), is a Deleware LLC holding company which owns NO FOOD WASTE S.A.P.I. DE C.V., a business which operates in Mexico selling grocery subscription boxes that include produce as well as pantry items, which it will name the product Perfekto. The grocery subscription boxes are delivered directly to the home of its customers. In addition, Perfekto also sells produce to other companies such as offices or other retailers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2021.

Income Taxes –For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.